                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF MARCH, 2001


               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)


                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)


           Form 20-F [X]                  Form 40-F [ ]


           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)


                     Yes [ ]             No [X]

           (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

           6-K ITEMS


         1. Attached hereto as Exhibit (1) is a press release of the registrant, dated March 22, 2001, announcing the registrant's financial results for the fourth quarter and full year 2000, ended December 31, 2000.

                                    SIGNATURE


           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HYDROGENICS CORPORATION -
                                    CORPORATION HYDROGENIQUE
                                    (Registrant)


                                    By:  /s/  Jonathan Lundy
                                         ---------------------------------------
                                           Jonathan Lundy
                                           Vice President Corporate Affairs and
                                           Corporate Secretary





Dated:  April 4, 2001

                                  EXHIBIT INDEX


(1)        Press release dated March 22, 2001.